                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                            LITTLE SWITZERLAND, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                                   TSAC CORP.
                                  TIFFANY & CO.
                           TIFFANY & CO. INTERNATIONAL
                      (NAMES OF FILING PERSONS (OFFERORS))
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   537528-10-1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PATRICK B. DORSEY
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  TIFFANY & CO.
                               600 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 230-5320
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
               AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                                STEVEN R. FINLEY
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION                        AMOUNT OF FILING FEE
           $26,143,709(1)                               $2,405.22(2)

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 10,893,212 shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., at a purchase price of $2.40 per Share, net to the seller in cash. Such number of Shares is based on information received from Little Switzerland, Inc. and assumes (i) 9,311,972 Shares outstanding (excluding Shares already held by Tiffany International) as of August 14, 2002 and (ii) the exercise of up to 1,524,500 options to purchase Shares and 56,740 warrants, on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   AMOUNT PREVIOUSLY PAID: $2,405.22           FILING PARTY: TSAC CORP.
                                                             TIFFANY & CO.
                                                             TIFFANY & CO.
                                                               INTERNATIONAL

   FORM OR REGISTRATION NO.: SCHEDULE TO-T     DATE FILED:   AUGUST 15, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1

[ ]   issuer tender offer subject to Rule 13e-4

[X]   going-private transaction subject to Rule 13e-3

[ ]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 1 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 15, 2002 (as amended and supplemented, the "Schedule TO") by Tiffany & Co., a Delaware corporation ("Tiffany"), Tiffany International, a Delaware corporation and wholly-owned subsidiary of Tiffany ("International"), and TSAC Corp., a Delaware corporation and a wholly-owned subsidiary of International ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., a Delaware corporation, at $2.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2002 (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO filed with the Securities and Exchange Commission on August 15, 2002.

      Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

      Item 4 of Schedule TO is hereby amended and supplemented by including the following:

      We amend the section entitled "Questions and Answers About the Tender Offer - Is this offer supported by the Little Switzerland board of directors," beginning on page 4 of the Offer to Purchase as follows:

      The following sentence is added after the third sentence of the first paragraph of that section:

      We understand that the Board of Directors of Little Switzerland has formed a committee of the one independent director, Mr. Richard Sasso, who is neither affiliated with Tiffany or the Holtzmans nor an executive officer of Little Switzerland, to consider the Offer, and that Mr. Sasso has retained independent legal and financial advisors.

     We amend the section entitled "Special factors - Development of the Offer" beginning on page 9 of the Offer to Purchase as follows:

      The second and third paragraphs of that section, appearing on pages 9 and 10 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      On November 15, 2001, Tiffany management discussed with the Board of Directors of Tiffany Little Switzerland's need for an additional capital infusion and the difficulty Little Switzerland was facing in raising this additional capital due in part to Tiffany's significant minority interest in Little Switzerland, which made third party investments unlikely, and the fact that a significant portion of Little Switzerland's assets were located outside the United States, which made it difficult and expensive for U.S. based lenders to perfect a security interest in those assets and therefore made collateralized debt financing impracticable. The Board of Directors of Tiffany determined that it would not be prudent to advance further funds to Little Switzerland, or to guarantee additional debt financing, while remaining a significant but minority stockholder. At that time, members of Tiffany senior management asked that William A. Shutzer, a member of the Tiffany Board of Directors and a managing director at Lehman Brothers Inc. ("Lehman Brothers"), set up a meeting between Lehman Brothers and certain members of Tiffany management to discuss Little Switzerland and Lehman Brothers' views on strategic alternatives available to Tiffany with respect to its minority position in Little Switzerland. On December 10, 2001, Lehman Brothers presented to selected members of Tiffany management certain materials prepared to assist Tiffany management in consideration of strategic alternatives available to Tiffany with respect to its minority position in Little Switzerland, including the potential acquisition of the Shares not owned by Tiffany. Tiffany determined at that time that it would be undesirable to seek to acquire all of the Shares not owned by Tiffany unless Tiffany could be reasonably assured of being able to acquire the Holtzmans' Shares. At that time, there was no indication that the Holtzmans' Shares were available for purchase. As a result, Tiffany management did not engage Lehman Brothers and declined to take any further action at that time regarding a potential acquisition of the Shares not owned by Tiffany.

      In May 2002, Seymour Holtzman expressed to certain members of Tiffany management a willingness to sell his interest in Little Switzerland to Tiffany. At that time, Tiffany management engaged Lehman Brothers to advise Tiffany with respect to its investment in Little Switzerland and to assist Tiffany in its negotiations with Seymour Holtzman regarding the potential acquisition of the Holtzmans' Shares and to provide advice with respect to strategy and tactics, including advice with respect to the price per Share that Tiffany might offer to the public, regarding the potential acquisition of the remaining Shares held by the public. Tiffany did not request Lehman Brothers to advise it with respect to the fairness of any offered price to the holders of Tiffany shares or to the holders of Little Switzerland Shares, because Tiffany did not believe that the Tiffany Board of Directors required the protections offered by obtaining a fairness opinion as a condition to proceeding with the proposed purchase of the Holtzmans' Shares or the proposed Offer. On June 5, 2002, Lehman Brothers presented to selected members of Tiffany management certain materials prepared to assist Tiffany management in consideration of the potential acquisition of Little Switzerland. See "Special Factors - a Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland" for details regarding Tiffany's reasons for the Offer and the Merger. Tiffany then directed Lehman to contact Mr. Holtzman on its behalf regarding the possibility of Tiffany acquiring the Holtzmans' Shares.

      During the month of June 2002, Lehman Brothers and Seymour Holtzman discussed a possible sale of the Holtzmans' Shares to Tiffany. The Holtzmans indicated that they would be willing to sell their Shares at $2.50 per share. At Tiffany's direction, Lehman Brothers indicated that Tiffany would be willing to pay $2.40 per Share.

      The second sentence of the fourth paragraph of that section, appearing on page 10 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      Upon the advice of its outside legal counsel, Gibson, Dunn & Crutcher LLP ("Gibson Dunn"), Tiffany determined that to ensure that the Offer process would be fair, Purchaser would not purchase the Holtzmans' Shares unless a substantial majority of the public were willing to sell their Shares on the same terms, and would not close the Offer and the subsequent Merger unless a majority of the Shares not held by International or the Holtzmans were tendered in the Offer.

      The first sentence of the fifth paragraph of that section, appearing on page 10 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      Tiffany determined to make the Offer directly to the stockholders of Little Switzerland without approaching the management or the Board of Directors of Little Switzerland in order to avoid the costs to both Tiffany and Little Switzerland that would arise in connection with responding, on a substantive and procedural basis, to a proposal from Tiffany to acquire all of the outstanding Shares. Tiffany recognized that three of the five members of the Little Switzerland Board of Directors -- two representatives of Tiffany and Seymour Holtzman -- were interested parties in any such transaction and therefore would refrain from any participation at the Little Switzerland Board level in considering a proposal from Tiffany.

      The eighth paragraph of that section, appearing on page 10 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      After receipt of the draft stock purchase agreement, the Holtzmans objected to provisions in the draft agreement that conditioned the purchase of their Shares on a tender offer to the public that resulted in the acquisition by Tiffany of at least 90% of the Shares. Following conversations between Lehman Brothers, Gibson Dunn and the Holtzmans, the Holtzmans' agreed that any purchase of their Shares would be made concurrently with the closing of the Offer. Over the following several weeks, stock market conditions deteriorated and the Holtzmans failed to execute definitive agreements or to respond with substantive comments to the draft documentation. Tiffany on July 22, 2002, concluded that it was undesirable to have an outstanding offer to acquire the Holtzmans' Shares at $2.50 per share that was not documented in a binding agreement and determined to withdraw its offer. Lehman Brothers communicated the withdrawal of the Offer to the Holtzmans on that day. Several days thereafter, the Holtzmans indicated to Lehman Brothers that they still wished to sell their Shares to Tiffany at $2.50 per share. Based on the deterioration of conditions in the market and the decrease in the price of the Shares since the time when Tiffany indicated a willingness to pay $2.50 per share, Tiffany instructed Lehman Brothers to inform the Holtzmans that it was no longer willing to pay $2.50 per share to the Holtzmans and that it had reduced the price it was willing to pay the Holtzmans to $2.25 per Share. Following further discussions between Seymour Holtzman and Lehman Brothers, Tiffany and the Holtzmans agreed to a price of $2.40 per Share, subject to adjustment so that the Holtzmans would receive the same price as the public stockholders in the Offer. Tiffany and the Holtzmans executed and delivered the definitive stock purchase agreement on August 12, 2002.

      We amend the section entitled "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," beginning on page 11 of the Offer to Purchase as follows:

      The seventh paragraph of that section, appearing on page 11 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      As of May 25, 2002, there were outstanding options to purchase 1,524,500 Shares, of which options to purchase 1,235,167 shares were exercisable. All of these options were issued to employees and directors of Little Switzerland pursuant to its incentive option plans (except for certain of the Holtzmans' options). In the event of the Merger, the option holders will be provided notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their options. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their terms. As a result of such options' terms, option holders may choose to exercise their options after the Offer is completed and before the Merger which could result in the aggregate ownership by Tiffany and its subsidiaries of the outstanding Shares falling below 90%. In that event, Purchaser may decide to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer price.

      We amend the section entitled "Special Factors -- Purchaser's and Tiffany's Position Regarding the Fairness of the Offer and the Merger," beginning on page 12 of the Offer to Purchase as follows:

      The title and first two paragraphs of that section, appearing on pages 12 and 13 of the Offer to Purchase, are deleted and replaced in their entirety with the following:

      PURCHASER'S, INTERNATIONAL'S AND TIFFANY'S POSITION REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

      We believe the Offer and the Merger are fair to Little Switzerland's stockholders who are not affiliated with Little Switzerland, Purchaser, Tiffany or the Holtzmans. We base our belief on our observations of the following factors, each of which, in our judgment, supports our view as to the fairness of the Offer and the Merger. We did not observe any factors which, in our judgment, weighed against the fairness of the Offer and Merger to Little Switzerland's stockholders who are not affiliated with Little Switzerland, Purchaser, Tiffany or the Holtzmans.

o The $2.40 per Share cash consideration payable in the Offer represents an approximately 73% premium to the closing price on August 12, 2002, the last trading day prior to public announcement of the Offer, and represents a 92% premium to the $1.25 per Share paid by Tiffany in May 2001 in connection with its initial investment in Little Switzerland. We believe that the size of such premiums indicates that the Offer and Merger are fair.

o The Offer is conditioned on the tender of at least a majority of the Shares not owned by Tiffany or the Holtzmans -- the Majority of the Minority Condition. Satisfaction of this condition will require that at least approximately 3,800,000 Shares of the approximately 7,600,000 outstanding Shares not owned by Tiffany or the Holtzmans (more than 50% of such Shares) are tendered. We believe that the Offer is fair because it includes the Majority of the Minority Condition which grants Little Switzerland's unaffiliated stockholders meaningful opportunity to determine how the Offer and Merger should proceed.

o The Offer is conditioned on the tender of a sufficient number of Shares so that, after the Shares are purchased pursuant to the Offer and the stock purchase agreement with the Holtzmans, we would own at least 90% of the outstanding Little Switzerland common stock on a fully-diluted basis -- the Minimum Condition. Satisfaction of this condition will require that at least approximately 7,100,000 of the Shares not owned by us or the Holtzmans are tendered. We believe that the Offer is fair because the Minimum Condition makes the Offer and Merger subject to the condition that a supermajority of Little Switzerland's unaffiliated stockholders tender their Shares.

o The Offer and the Merger provides Little Switzerland's stockholders a substantially greater opportunity to sell their holdings in Little Switzerland at a premium than has been available in the public market, where historically low volumes of trading have greatly limited liquidity. We believe that the Offer and Merger are fair because they provide Little Switzerland's unaffiliated stockholders liquidity at a more favorable price than would otherwise have been available.

o Tiffany's ownership of approximately 45% of the currently outstanding Shares and the location of a significant portion of Little Switzerland's assets outside the United States may have limited the financing alternatives available to Little Switzerland and thereby made it less likely that Little Switzerland would have the ability to raise the capital necessary to grow its business. We believe that the Offer and Merger are fair because, without such additional growth, we believe it is unlikely that Little Switzerland's unaffiliated stockholders would have an opportunity to sell their Shares on terms and conditions more favorable than those of the Offer and Merger.

o Little Switzerland stockholders who elect not to tender their Shares in the Offer will receive the same consideration in the Merger that we pay in the Offer, subject to their right to dissent from the Merger and demand an appraisal of the fair value of their Shares under the DGCL. We believe that the Offer and Merger are fair because Little Switzerland's unaffiliated stockholders are not forced into tendering into the Offer as a result of the risk of being treated less favorably if they fail to tender.

o The fact that, prior to our initial investment in Little Switzerland, Little Switzerland attempted unsuccessfully to find a merger partner or a strategic investor indicated to us that the Offer and Merger are fair because it is unlikely that an alternate proposal on terms and conditions more favorable than those of the Offer and Merger would be offered by a potential merger partner or strategic investor.

o The fact that the Holtzmans, who have a representative on the Board of Directors of Little Switzerland and are therefore in a superior position with respect to knowledge of the operations and business of Little Switzerland, have agreed to sell their Shares to us on terms and conditions identical to those of the Offer lead us to believe that the Offer is fair to Little Switzerland's unaffiliated stockholders who will receive the same consideration.

o The materials prepared by Lehman Brothers and discussed with selected management of Tiffany on June 5, 2002 regarding the potential purchase by Tiffany of the publicly held Shares, including the relatively low historical trading prices and volumes of Little Switzerland common stock over various periods between May 23, 1997 and May 24, 2002 and the fact that the Offer price represents a significant premium to the book value of the equity of Little Switzerland. See "Special Factors - Report of Lehman Brothers to the Board of Directors of Tiffany." Each of the foregoing observations lead us to believe that the Offer and Merger are fair to Little Switzerland's unaffiliated stockholders.

      We believe that each of the foregoing observations is relevant to all Little Switzerland stockholders who are not affiliated with Little Switzerland, the Holtzmans or us.

      We amend the section entitled "Special Factors - Report of Lehman Brothers To Selected Members of Management Of Tiffany," beginning on page 13 of the Offer to Purchase as follows:

      The second sentence of the first paragraph of that section, appearing on page 13 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      However, Lehman Brothers did prepare materials that were presented to selected members of management.

      The following three sentences are added after the third sentence of the first paragraph of that section:

      An initial version of this presentation was made on December 10, 2001, and a final version was forwarded to members of Tiffany management on May 29, 2002, and presented by Lehman Brothers on June 5, 2002. The initial version was substantially the same as the final version, which updated certain trading and financial information and included the recent developments on the transaction. The final version of this presentation, dated May 29, 2002 and presented to selected members of Tiffany management on June 5, 2002, is described below.

      The third sentence of the second paragraph of that section, appearing on page 13 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      THIS PRESENTATION SHOULD NOT BE DEEMED TO CONSTITUTE AN OPINION THAT THE $2.40 PRICE PER SHARE CONSIDERATION TO BE OFFERED TO THE LITTLE SWITZERLAND STOCKHOLDERS (OTHER THAN TIFFANY AND ITS AFFILIATES) IS FAIR, FROM A FINANCIAL POINT OF VIEW OR OTHERWISE, TO SUCH STOCKHOLDERS, TO TIFFANY, OR TO ANY OTHER PERSON.

      The following paragraph is added after the fourth paragraph of that section:

      Company History and Sapphire Presence. Lehman Brothers noted that Little Switzerland was spun-off by its parent, Town & Country Corporation, in July 1991. Lehman Brothers reviewed Little Switzerland's retail store locations, which peaked at 27 in 1996, and currently total 19 stores in six Caribbean destinations and Alaska. Lehman Brothers noted that since Little Switzerland's primary competitors are independently-owned merchants, Little Switzerland is well-positioned to benefit from its relative scale and exclusive distribution arrangements with certain luxury brands.

      The fifth paragraph of that section, appearing on page 14 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      Stock Price Performance Analysis and Trading History. Using publicly available information, Lehman Brothers compiled data to form four graphs of stock price performance and historical trading data for Little Switzerland and its Peer Group. Graph one depicts stock price performance for Little Switzerland and the Peer Group, also called the Lehman Brothers Small-Cap Luxury Retail Composite, for the period May 23, 1997 to May 24, 2002. Lehman Brothers noted that as of May 24, 2002, Little Switzerland was trading at $1.84, a 25% discount to its 52-week high, and a 1% premium to its 52-week average. During the five year period depicted in the graph, the stock price for Little Switzerland decreased 69% and the stock price for the Peer Group increased approximately 80%. Graph two depicts stock price performance for Little Switzerland for the period May 23, 1997 to May 24, 2002. Little Switzerland's highest trading value during that five year period was $8.00 on April 30, 1998 and its lowest trading value was $0.22 on October 21, 1999. Graph three depicts the one year historical trading volume analysis; the highest quantity of stock (39% of the volume traded in the past year) was traded when the stock was in the $1.76-$1.93 range, and the lowest quantity of stock (2% of total volume) was traded when the stock was in the $2.12-$2.29 range. Graph four depicts the five year historical trading volume analysis; the highest quantity of stock (37% of total volume traded in the past 5 years) was traded when the stock was in the $0.22-$1.33 range, and the lowest quantity of stock (2% of total volume) was traded when the stock was in the $4.67-$5.77 range.

      The last three sentences of the sixth paragraph of that section, appearing on page 14 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      The results of Lehman Brothers' review of this information were as follows:


                                  ENTERPRISE VALUE/LTM                  EQUITY MARKET VALUE/
                                  --------------------                  --------------------       TOTAL DEBT/      TOTAL DEBT/
                         REVENUE        EBITDA          EBIT          LTM NI        BOOK VALUE     TOTAL CAP        LTM EBITDA
                         -------        ------          ----          ------        ----------     ---------        ----------
 Peer Group Average       0.60x          10.0x          10.9x          15.6x           1.17x         35.4%            2.0x
 Peer Group Median        0.54x          8.7x           10.7x          11.6x           0.91x         33.8%            2.1x
 Little Switzerland       0.66x           NM             NM             NM             1.63x         28.4%            NM

      The following sentence and bullet points are added after the first sentence of the seventh paragraph of that section, appearing on page 14 of the Offer to Purchase:

      The transactions reviewed by Lehman Brothers were as follows (listed by acquiror/target and announcement date):

-     Finlay Enterprises / Diamond Park Fine Jewelers (9/3/97)

-     Marc Orian / Pop Bijoux (9/24/97)

-     Jan Bell Marketing / Mayor's Jewelers Inc. (2/18/98)

-     Marks Brothers Jewelers / Carlye & Co.-Jewelry Stores (6/22/98)

-     Zale Corp. / Peoples Jewellers Ltd. (3/16/99)

-     Mildghosts Ltd. / Goldsmiths Group PLC (3/18/99)

-     Finlay Enterprises / Jay B Rudolph Inc. (2/11/00)

-     Sunglass Hut International / Watch World International (5/4/00)

-     Zale Corp. / Piercing Pagoda Inc. (8/11/00)

-     Tiffany / Little Switzerland (45% interest) (4/10/01)

      The following two sentences are added to the end of the seventh paragraph of that section, appearing on page 14 of the Offer to Purchase:

      At $2.40 per Little Switzerland share, the multiple of transaction value to Little Switzerland's LTM revenue was 0.83x. The multiples of transaction value to Little Switzerland's LTM EBITDA and LTM EBIT were not meaningful due to negative LTM EBITDA and LTM EBIT.

      The following paragraph is added after the seventh paragraph of that section:

      Purchase Price Ratio Analysis. Lehman Brothers used the purchase price ratio analysis to provide enterprise value multiples and equity value multiples of key operating statistics for a range of transaction values. Lehman Brothers used the current market price and a range of possible offer price per share of common equity to calculate the enterprise value for Little Switzerland, Lehman Brothers then calculated the ratio of enterprise value to revenue, and the ratio of equity value to book value, each for the last twelve months. The results of Lehman Brothers' analysis were as follows:

                                                         CURRENT
                                                         (5/24/02
                                                          $1.84           $2.00        $2.15       $2.25     $2.35     $2.45
                                                          -----           -----        -----       -----     -----     -----
Enterprise Value as a Multiple of LTM Revenue             0.66x           0.70x        0.75x       0.78x     0.81x     0.84x
Equity Value as a Multiple of Book Value                  1.63x           1.78x        1.92x       2.01x     2.10x     2.20x

      The first two sentences of the eighth paragraph of that section, appearing on page 15 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      Using publicly available information, Lehman Brothers provided a summary of recent changes to Little Switzerland's anti-takeover provisions, including actions to eliminate staggered election periods for members of Little Switzerland's Board of Directors; to eliminate the requirement for super-majority voting to engage in certain transactions with an interested stockholder (defined as a holder of 15% or more of the voting securities of Little Switzerland); to allow special shareholder meetings to be called by a majority of shareholders and to eliminate the requirement for super-majority voting to amend provisions of Little Switzerland's certificate of incorporation or by-laws. Lehman Brothers also provided a summary of Little Switzerland's defense profile, which included the following strengths: blank check preferred stock; the protections of the Delaware takeover statute; and two significant shareholders owning more than 15% of the common stock. In reviewing Little Switzerland's defensive profile, Lehman Brothers also noted the following weaknesses:

      -        lack of a shareholder rights plan;

      - two out of its total board members were representatives of Tiffany;

      - no requirement for super-majority voting to approve transactions with interested stockholders;

      - ability for special shareholder meetings to be called by a majority of shareholders; and

      - no requirement for super-majority voting to amend provisions of Little Switzerland's certificate of incorporation or by-laws.

      The last two sentences of the ninth paragraph of that section, appearing on page 15 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      The analysis notes that two of Little Switzerland's stockholders, Seymour Holtzman and Donald Sturm, control over 15% of the Company's diluted shares, representing nearly 26% of the Shares not held by Tiffany. Lehman Brothers noted that the stock ownership analysis indicated that if Tiffany intended to take Little Switzerland private, Tiffany would need the support of Messrs. Holtzman and Sturm. Lehman Brothers indicated that they viewed this as a factor that might make the completion of the Offer potentially more difficult. Lehman Brothers also noted that Tiffany holds two out of five seats on the Board of Directors.

      The first sentence of the eleventh paragraph of that section, appearing on page 15 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      The engagement of Lehman Brothers in connection with the proposed merger was formalized by an engagement letter dated June 13, 2002 between Tiffany and Lehman Brothers pursuant to which Tiffany has agreed to pay Lehman Brothers a cash fee of $600,000, $500,000 of which is contingent upon consummation of the Offer.

      We amend the section entitled "Special Factors - Little Switzerland Financial Projections," beginning on page 15 of the Offer to Purchase as follows:

      The fourth paragraph of that section, appearing on page 16 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      The Little Switzerland Projections were based on assumptions concerning Little Switzerland's capital expenditures, business prospects and other revenue and operating assumptions, including increasing consumer confidence levels, positive attitudes towards flying and cruise taking and fair weather in the Caribbean. The margins set forth in the table above and the sales growth rate reflected in the table were based on these assumptions. The specifics as to these assumptions were not disclosed in writing, but were discussed orally by Little Switzerland management in their presentation to the Little Switzerland Board of Directors. Tiffany believes these projections generally are aggressive and are unlikely to be achieved. Tiffany accordingly has not relied on them in its consideration of the Offer.

      We amend the section entitled "The Offer - Terms of the Offer," beginning on page 20 of the Offer to Purchase as follows:

     The last two sentences of the third paragraph of that section, appearing on page 20 of the Offer to

Purchase are deleted and replaced in their entirety with the following:

      If Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offering Period and not withdrawn, and, on the terms and subject to the conditions of the Offer, including but not limited to the Offer Conditions, it will promptly pay for all Shares so accepted for payment. If there is a Subsequent Offering Period (as defined herein), all Shares tendered during the Offering Period will be immediately accepted for payment and promptly paid for following the expiration thereof (and may not be withdrawn during the Subsequent Offering Period) and Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for on a rolling basis as they are tendered. Purchaser confirms that its reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

      We amend the section entitled "The Offer - Terms of the Offer," beginning on page 20 of the Offer to Purchase as follows:

      The last two sentences of the sixth paragraph of that section, appearing on page 21 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      If there is a Subsequent Offering Period, all Shares tendered during the Offering Period will be immediately accepted for payment and promptly paid for following the expiration thereof (and may not be withdrawn during the Subsequent Offering Period) and Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for on a rolling basis as they are tendered. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (not beyond a total of 20 business days) by giving oral or written notice of such extension to the Depositary and making an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the Subsequent Offering Period. During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. See Section 4, "The Offer - Rights of Withdrawal."

      We amend the section entitled "The Offer - Acceptance for Payment and Payment for Shares," beginning on page 21 of the Offer to Purchase as follows:

      The second sentence of the first paragraph of that section, appearing on page 21 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      If there is a Subsequent Offering Period, all Shares tendered during the Offering Period will be immediately accepted for payment and promptly paid for following the expiration thereof (and may not be withdrawn during the Subsequent Offering Period) and Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for on a rolling basis as they are tendered.

      We amend the section entitled "The Offer - Certain Information Concerning Little Switzerland," beginning on page 28 of the Offer to Purchase as follows:

      The first sentence of the seventh paragraph of that section, appearing on page 30 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Little Switzerland's Annual Report on Form 10-K for the years ended May 25, 2002 and May 26, 2001 and the unaudited consolidated interim financial information contained in Little Switzerland's Quarterly Reports on Form 10-Q for the quarterly periods ended February 23, 2002 and February 24, 2001, including the notes thereto.

      We amend the section entitled "The Offer - Certain Effects of the Offer," beginning on page 37 of the Offer to Purchase as follows:

      The following two paragraphs are added after the fifth paragraph of that section:

      Certain Effects of the Offer and Merger on Purchaser, International and Tiffany. The purchase of the Shares by the Purchaser pursuant to the Offer and the subsequent Merger will increase our interest in the net book value and net earnings of Little Switzerland from 45% to 100%. The purchase of the Shares by the Purchaser pursuant to the Offer and the subsequent Merger will be disregarded for federal income tax purposes, and the transactions will be treated as a purchase of the Shares by International. Such deemed purchase will not result in any federal income tax liability being incurred by Purchaser, International or Tiffany.

      For a discussion of Purchaser's, International's and Tiffany's purposes and reasons for the Offer and Merger and the anticipated effects of the Offer and Merger on Purchaser, International and Tiffany see "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland" and "Special Factors - Tiffany's Ownership and Operating Relationships with Little Switzerland."

      We amend the section entitled "The Offer - Certain Conditions of the Offer," beginning on page 34 of the Offer to Purchase as follows:

      The last word of subsection (c)(iii) of that section, appearing on page 34 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      stockholders

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      Item 6 of Schedule TO is hereby amended and supplemented by including the following:

      We amend the section entitled "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," beginning on page 11 of the Offer to Purchase as follows:

      The seventh paragraph of that section, appearing on page 11 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      As of May 25, 2002, there were outstanding options to purchase 1,524,500 Shares, of which options to purchase 1,235,167 shares were exercisable. All of these options were issued to employees and directors of Little Switzerland pursuant to its incentive option plans (except for certain of the Holtzmans' options). In the event of the Merger, the option holders will be provided notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their options. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their terms. As a result of such options' terms, option holders may choose to exercise their options after the Offer is completed and before the Merger which could result in the aggregate ownership by Tiffany and its subsidiaries of the outstanding Shares falling below 90%. In that event, Purchaser may decide to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer price.

      We amend the section entitled "The Offer - Certain Effects of the Offer," beginning on page 37 of the Offer to Purchase as follows:

      The following two paragraphs are added after the fifth paragraph of that section:

      Certain Effects of the Offer and Merger on Purchaser, International and Tiffany. The purchase of the Shares by the Purchaser pursuant to the Offer and the subsequent Merger will increase our interest in the net book value and net earnings of Little Switzerland from 45% to 100%. The purchase of the Shares by the Purchaser pursuant to the Offer and the subsequent Merger will be disregarded for federal income tax purposes, and the transactions will be treated as a purchase of the Shares by International. Such deemed purchase will not result in any federal income tax liability being incurred by Purchaser, International or Tiffany.

      For a discussion of Purchaser's, International's and Tiffany's purposes and reasons for the Offer and Merger and the anticipated effects of the Offer and Merger on Purchaser, International and Tiffany see "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland" and "Special Factors - Tiffany's Ownership and Operating Relationships with Little Switzerland."

ITEM 11.  ADDITIONAL INFORMATION

      Item 11 of Schedule TO is hereby amended and supplemented by including the following:

      We amend the section entitled "Questions and Answers About the Tender Offer - Is this offer supported by the Little Switzerland board of directors," beginning on page 4 of the Offer to Purchase as follows:

      The following sentence is added after the third sentence of the first paragraph of that section:

      We understand that the Board of Directors of Little Switzerland has formed a committee of the one independent director, Mr. Richard Sasso, who is neither affiliated with Tiffany or the Holtzmans nor an executive officer of Little Switzerland, to consider the Offer, and that Mr. Sasso has retained independent legal and financial advisors.

      We amend the section entitled "Special Factors - Development of the Offer," beginning on page 9 of the Offer to Purchase as follows:

      The second and third paragraphs of that section, appearing on pages 9 and 10 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      On November 15, 2001, Tiffany management discussed with the Board of Directors of Tiffany Little Switzerland's need for an additional capital infusion and the difficulty Little Switzerland was facing in raising this additional capital due in part to Tiffany's significant minority interest in Little Switzerland, which made third party investments unlikely, and the fact that a significant portion of Little Switzerland's assets were located outside the United States, which made it difficult and expensive for U.S. based lenders to perfect a security interest in those assets and therefore made collateralized debt financing impracticable. The Board of Directors of Tiffany determined that it would not be prudent to advance further funds to Little Switzerland, or to guarantee additional debt financing, while remaining a significant but minority stockholder. At that time, members of Tiffany senior management asked that William A. Shutzer, a member of the Tiffany Board of Directors and a managing director at Lehman Brothers Inc. ("Lehman Brothers"), set up a meeting between Lehman Brothers and certain members of Tiffany management to discuss Little Switzerland and Lehman Brothers' views on strategic alternatives available to Tiffany with respect to its minority position in Little Switzerland. On December 10, 2001, Lehman Brothers presented to selected members of Tiffany management certain materials prepared to assist Tiffany management in consideration of strategic alternatives available to Tiffany with respect to its minority position in Little Switzerland, including the potential acquisition of the Shares not owned by Tiffany. Tiffany determined at that time that it would be undesirable to seek to acquire all of the Shares not owned by Tiffany unless Tiffany could be reasonably assured of being able to acquire the Holtzmans' Shares. At that time, there was no indication that the Holtzmans' Shares were available for purchase. As a result, Tiffany management did not engage Lehman Brothers and declined to take any further action at that time regarding a potential acquisition of the Shares not owned by Tiffany.

       In May 2002, Seymour Holtzman expressed to certain members of Tiffany management a willingness to sell his interest in Little Switzerland to Tiffany. At that time, Tiffany management engaged Lehman Brothers to advise Tiffany with respect to its investment in Little Switzerland and to assist Tiffany in its negotiations with Seymour Holtzman regarding the potential acquisition of the Holtzmans' Shares and to provide advice with respect to strategy and tactics, including advice with respect to the price per Share that Tiffany might offer to the public, regarding the potential acquisition of the remaining Shares held by the public. Tiffany did not request Lehman Brothers to advise it with respect to the fairness of any offered price to the holders of Tiffany shares or to the holders of Little Switzerland Shares, because Tiffany did not believe that the Tiffany Board of Directors required the protections offered by obtaining a fairness opinion as a condition to proceeding with the proposed purchase of the Holtzmans' Shares or the proposed Offer. On June 5, 2002, Lehman Brothers presented to selected members of Tiffany management certain materials prepared to assist Tiffany management in consideration of the potential acquisition of Little Switzerland. See "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland" for details regarding Tiffany's reasons for the Offer and the Merger. Tiffany then directed Lehman to contact Mr. Holtzman on its behalf regarding the possibility of Tiffany acquiring the Holtzmans' Shares.

       During the month of June 2002, Lehman Brothers and Seymour Holtzman discussed a possible sale of the Holtzmans' Shares to Tiffany. The Holtzmans indicated that they would be willing to sell their Shares at $2.50 per share. At Tiffany's direction, Lehman Brothers indicated that Tiffany would be willing to pay $2.40 per Share.

         The second sentence of the fourth paragraph of that section, appearing on page 10 of the Offer to Purchase is deleted and replaced in its entirety with the following:

         Upon the advice of its outside legal counsel, Gibson, Dunn & Crutcher LLP ("Gibson Dunn"), Tiffany determined that to ensure that the Offer process would be fair, Purchaser would not purchase the Holtzmans' Shares unless a substantial majority of the public were willing to sell their Shares on the same terms, and would not close the Offer and the subsequent Merger unless a majority of the Shares not held by International or the Holtzmans were tendered in the Offer.

         The first sentence of the fifth paragraph of that section, appearing on page 10 of the Offer to Purchase is deleted and replaced in its entirety with the following

         Tiffany determined to make the Offer directly to the stockholders of Little Switzerland without approaching the management or the Board of Directors of Little Switzerland in order to avoid the costs to both Tiffany and Little Switzerland that would arise in connection with responding, on a substantive and procedural basis, to a proposal from Tiffany to acquire all of the outstanding Shares. Tiffany recognized that three of the five members of the Little Switzerland Board of Directors -- two representatives of Tiffany and Seymour Holtzman -- were interested parties in any such transaction and therefore would refrain from any participation at the Little Switzerland Board level in considering a proposal from Tiffany.

      The eighth paragraph of that section, appearing on page 10 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      After receipt of the draft stock purchase agreement, the Holtzmans objected to provisions in the draft agreement that conditioned the purchase of their Shares on a tender offer to the public that resulted in the acquisition by Tiffany of at least 90% of the Shares. Following conversations between Lehman Brothers, Gibson Dunn and the Holtzmans, the Holtzmans' agreed that any purchase of their Shares would be made concurrently with the closing of the Offer. Over the following several weeks, stock market conditions deteriorated and the Holtzmans failed to execute definitive agreements or to respond with substantive comments to the draft documentation. Tiffany on July 22, 2002, concluded that it was undesirable to have an outstanding offer to acquire the Holtzmans' Shares at $2.50 per share that was not documented in a binding agreement and determined to withdraw its offer. Lehman Brothers communicated the withdrawal of the Offer to the Holtzmans on that day. Several days thereafter, the Holtzmans indicated to Lehman Brothers that they still wished to sell their Shares to Tiffany at $2.50 per share. Based on the deterioration of conditions in the market and the decrease in the price of the Shares since the time when Tiffany indicated a willingness to pay $2.50 per share, Tiffany instructed Lehman Brothers to inform the Holtzmans that it was no longer willing to pay $2.50 per share to the Holtzmans and that it had reduced the price it was willing to pay the Holtzmans to $2.25 per Share. Following further discussions between Seymour Holtzman and Lehman Brothers, Tiffany and the Holtzmans agreed to a price of $2.40 per Share, subject to adjustment so that the Holtzmans would receive the same price as the public stockholders in the Offer. Tiffany and the Holtzmans executed and delivered the definitive stock purchase agreement on August 12, 2002.

      We amend the section entitled "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," beginning on page 11 of the Offer to Purchase as follows:

      The seventh paragraph of that section, appearing on page 11 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      As of May 25, 2002, there were outstanding options to purchase 1,524,500 Shares, of which options to purchase 1,235,167 shares were exercisable. All of these options were issued to employees and directors of Little Switzerland pursuant to its incentive option plans (except for certain of the Holtzmans' options). In the event of the Merger, the option holders will be provided notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their options. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their terms. As a result of such options' terms, option holders may choose to exercise their options after the Offer is completed and before the Merger which could result in the aggregate ownership by Tiffany and its subsidiaries of the outstanding Shares falling below 90%. In that event, Purchaser may decide to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer price.

      We amend the section entitled "Special Factors - Purchaser's and Tiffany's Position Regarding the Fairness of the Offer and the Merger," beginning on page 12 of the Offer to Purchase as follows:

      The title and first two paragraphs of that section, appearing on pages 12 and 13 of the Offer to Purchase, are deleted and replaced in their entirety with the following:

      PURCHASER'S, INTERNATIONAL'S AND TIFFANY'S POSITION REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

      We believe the Offer and the Merger are fair to Little Switzerland's stockholders who are not affiliated with Little Switzerland, Purchaser, Tiffany or the Holtzmans. We base our belief on our observations of the following factors, each of which, in our judgment, supports our view as to the fairness of the Offer and the Merger. We did not observe any factors which, in our judgment, weighed against the fairness of the Offer and Merger to Little Switzerland's stockholders who are not affiliated with Little Switzerland, Purchaser, Tiffany or the Holtzmans.

o The $2.40 per Share cash consideration payable in the Offer represents an approximately 73% premium to the closing price on August 12, 2002, the last trading day prior to public announcement of the Offer, and represents a 92% premium to the $1.25 per Share paid by Tiffany in May 2001 in connection with its initial investment in Little Switzerland. We believe that the size of such premiums indicates that the Offer and Merger are fair.

o The Offer is conditioned on the tender of at least a majority of the Shares not owned by Tiffany or the Holtzmans -- the Majority of the Minority Condition. Satisfaction of this condition will require that at least approximately 3,800,000 Shares of the approximately 7,600,000 outstanding Shares not owned by Tiffany or the Holtzmans (more than 50% of such Shares) are tendered. We believe that the Offer is fair because it includes the Majority of the Minority Condition which grants Little Switzerland's unaffiliated stockholders meaningful opportunity to determine how the Offer and Merger should proceed.

o The Offer is conditioned on the tender of a sufficient number of Shares so that, after the Shares are purchased pursuant to the Offer and the stock purchase agreement with the Holtzmans, we would own at least 90% of the outstanding Little Switzerland common stock on a fully-diluted basis -- the Minimum Condition. Satisfaction of this condition will require that at least approximately 7,100,000 of the Shares not owned by us or the Holtzmans are tendered. We believe that the Offer is fair because the Minimum Condition makes the Offer and Merger subject to the condition that a supermajority of Little Switzerland's unaffiliated stockholders tender their Shares.

o The Offer and the Merger provides Little Switzerland's stockholders a substantially greater opportunity to sell their holdings in Little Switzerland at a premium than has been available in the public market, where historically low volumes of trading have greatly limited liquidity. We believe that the Offer and Merger are fair because they provide Little Switzerland's unaffiliated stockholders liquidity at a more favorable price than would otherwise have been available.

o Tiffany's ownership of approximately 45% of the currently outstanding Shares and the location of a significant portion of Little Switzerland's assets outside the United States may have limited the financing alternatives available to Little Switzerland and thereby made it less likely that Little Switzerland would have the ability to raise the capital necessary to grow its business. We believe that the Offer and Merger are fair because, without such additional growth, we believe it is unlikely that Little Switzerland's unaffiliated stockholders would have an opportunity to sell their Shares on terms and conditions more favorable than those of the Offer and Merger.

o Little Switzerland stockholders who elect not to tender their Shares in the Offer will receive the same consideration in the Merger that we pay in the Offer, subject to their right to dissent from the Merger and demand an appraisal of the fair value of their Shares under the DGCL. We believe that the Offer and Merger are fair because Little Switzerland's unaffiliated stockholders are not forced into tendering into the Offer as a result of the risk of being treated less favorably if they fail to tender.

o The fact that, prior to our initial investment in Little Switzerland, Little Switzerland attempted unsuccessfully to find a merger partner or a strategic investor indicated to us that the Offer and Merger are fair because it is unlikely that an alternate proposal on terms and conditions more favorable than those of the Offer and Merger would be offered by a potential merger partner or strategic investor.

o The fact that the Holtzmans, who have a representative on the Board of Directors of Little Switzerland and are therefore in a superior position with respect to knowledge of the operations and business of Little Switzerland, have agreed to sell their Shares to us on terms and conditions identical to those of the Offer lead us to believe that the Offer is fair to Little Switzerland's unaffiliated stockholders who will receive the same consideration.

o The materials prepared by Lehman Brothers and discussed with selected management of Tiffany on June 5, 2002 regarding the potential purchase by Tiffany of the publicly held Shares, including the relatively low historical trading prices and volumes of Little Switzerland common stock over various periods between May 23, 1997 and May 24, 2002 and the fact that the Offer price represents a significant premium to the book value of the equity of Little Switzerland. See "Special Factors - Report of Lehman Brothers to the Board of Directors of Tiffany." Each of the foregoing observations lead us to believe that the Offer and Merger are fair to Little Switzerland's unaffiliated stockholders.

      We believe that each of the foregoing observations is relevant to all Little Switzerland stockholders who are not affiliated with Little Switzerland, the Holtzmans or us.

      We amend the section entitled "Special Factors - Report of Lehman Brothers To Selected Members of Management Of Tiffany," beginning on page 13 of the Offer to Purchase as follows:

      The second sentence of the first paragraph of that section, appearing on page 13 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      However, Lehman Brothers did prepare materials that were presented to selected members of management.

      The following three sentences are added after the third sentence of the first paragraph of that section:

      An initial version of this presentation was made on December 10, 2001, and a final version was forwarded to members of Tiffany management on May 29, 2002, and presented by Lehman Brothers on June 5, 2002. The initial version was substantially the same as the final version, which updated certain trading and financial information and included the recent developments on the transaction. The final version of this presentation, dated May 29, 2002 and presented to selected members of Tiffany management on June 5, 2002, is described below.

      The third sentence of the second paragraph of that section, appearing on page 13 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      THIS PRESENTATION SHOULD NOT BE DEEMED TO CONSTITUTE AN OPINION THAT THE $2.40 PRICE PER SHARE CONSIDERATION TO BE OFFERED TO THE LITTLE SWITZERLAND STOCKHOLDERS (OTHER THAN TIFFANY AND ITS AFFILIATES) IS FAIR, FROM A FINANCIAL POINT OF VIEW OR OTHERWISE, TO SUCH STOCKHOLDERS, TO TIFFANY, OR TO ANY OTHER PERSON.

      The following paragraph is added after the fourth paragraph of that section:

      Company History and Sapphire Presence. Lehman Brothers noted that Little Switzerland was spun-off by its parent, Town & Country Corporation, in July 1991. Lehman Brothers reviewed Little Switzerland's retail store locations, which peaked at 27 in 1996, and currently total 19 stores in six Caribbean destinations and Alaska. Lehman Brothers noted that since Little Switzerland's primary competitors are independently-owned merchants, Little Switzerland is well-positioned to benefit from its relative scale and exclusive distribution arrangements with certain luxury brands.

      The fifth paragraph of that section, appearing on page 14 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      Stock Price Performance Analysis and Trading History. Using publicly available information, Lehman Brothers compiled data to form four graphs of stock price performance and historical trading data for Little Switzerland and its Peer Group. Graph one depicts stock price performance for Little Switzerland and the Peer Group, also called the Lehman Brothers Small-Cap Luxury Retail Composite, for the period May 23, 1997 to May 24, 2002. Lehman Brothers noted that as of May 24, 2002, Little Switzerland was trading at $1.84, a 25% discount to its 52-week high, and a 1% premium to its 52-week average. During the five year period depicted in the graph, the stock price for Little Switzerland decreased 69% and the stock price for the Peer Group increased approximately 80%. Graph two depicts stock price performance for Little Switzerland for the period May 23, 1997 to May 24, 2002. Little Switzerland's highest trading value during that five year period was $8.00 on April 30, 1998 and its lowest trading value was $0.22 on October 21, 1999. Graph three depicts the one year historical trading volume analysis; the highest quantity of stock (39% of the volume traded in the past year) was traded when the stock was in the $1.76-$1.93 range, and the lowest quantity of stock (2% of total volume) was traded when the stock was in the $2.12-$2.29 range. Graph four depicts the five year historical trading volume analysis; the highest quantity of stock (37% of total volume traded in the past 5 years) was traded when the stock was in the $0.22-$1.33 range, and the lowest quantity of stock (2% of total volume) was traded when the stock was in the $4.67-$5.77 range.

      The last three sentences of the sixth paragraph of that section, appearing on page 14 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      The results of Lehman Brothers' review of this information were as follows:


                                  ENTERPRISE VALUE/LTM                  EQUITY MARKET VALUE/
                                  --------------------                  --------------------       TOTAL DEBT/      TOTAL DEBT/
                         REVENUE        EBITDA          EBIT          LTM NI        BOOK VALUE     TOTAL CAP        LTM EBITDA
                         -------        ------          ----          ------        ----------     ---------        ----------
 Peer Group Average       0.60x          10.0x          10.9x          15.6x           1.17x         35.4%            2.0x
 Peer Group Median        0.54x          8.7x           10.7x          11.6x           0.91x         33.8%            2.1x
 Little Switzerland       0.66x           NM             NM             NM             1.63x         28.4%            NM

      The following sentence and bullet points are added after the first sentence of the seventh paragraph of that section, appearing on page 14 of the Offer to Purchase:

      The transactions reviewed by Lehman Brothers were as follows (listed by acquiror/target and announcement date):

-        Finlay Enterprises / Diamond Park Fine Jewelers (9/3/97)

-        Marc Orian / Pop Bijoux (9/24/97)

-        Jan Bell Marketing / Mayor's Jewelers Inc. (2/18/98)

-        Marks Brothers Jewelers / Carlye & Co.-Jewelry Stores (6/22/98)

-        Zale Corp. / Peoples Jewellers Ltd. (3/16/99)

-        Mildghosts Ltd. / Goldsmiths Group PLC (3/18/99)

-        Finlay Enterprises / Jay B Rudolph Inc. (2/11/00)

-        Sunglass Hut International / Watch World International (5/4/00)

-        Zale Corp. / Piercing Pagoda Inc. (8/11/00)

-        Tiffany / Little Switzerland (45% interest) (4/10/01)

      The following two sentences are added to the end of the seventh paragraph of that section, appearing on page 14 of the Offer to Purchase:

      At $2.40 per Little Switzerland share, the multiple of transaction value to Little Switzerland's LTM revenue was 0.83x. The multiples of transaction value to Little Switzerland's LTM EBITDA and LTM EBIT were not meaningful due to negative LTM EBITDA and LTM EBIT.

      The following paragraph is added after the seventh paragraph of that section:

      Purchase Price Ratio Analysis. Lehman Brothers used the purchase price ratio analysis to provide enterprise value multiples and equity value multiples of key operating statistics for a range of transaction values. Lehman Brothers used the current market price and a range of possible offer price per share of common equity to calculate the enterprise value for Little Switzerland, Lehman Brothers then calculated the ratio of enterprise value to revenue, and the ratio of equity value to book value, each for the last twelve months. The results of Lehman Brothers' analysis were as follows:

                                                         CURRENT
                                                         (5/24/02
                                                          $1.84           $2.00        $2.15       $2.25     $2.35     $2.45
                                                          -----           -----        -----       -----     -----     -----
Enterprise Value as a Multiple of LTM Revenue             0.66x           0.70x        0.75x       0.78x     0.81x     0.84x
Equity Value as a Multiple of Book Value                  1.63x           1.78x        1.92x       2.01x     2.10x     2.20x

      The first two sentences of the eighth paragraph of that section, appearing on page 15 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      Using publicly available information, Lehman Brothers provided a summary of recent changes to Little Switzerland's anti-takeover provisions, including actions to eliminate staggered election periods for members of Little Switzerland's Board of Directors; to eliminate the requirement for super-majority voting to engage in certain transactions with an interested stockholder (defined as a holder of 15% or more of the voting securities of Little Switzerland); to allow special shareholder meetings to be called by a majority of shareholders and to eliminate the requirement for super-majority voting to amend provisions of Little Switzerland's certificate of incorporation or by-laws. Lehman Brothers also provided a summary of Little Switzerland's defense profile, which included the following strengths: blank check preferred stock; the protections of the Delaware takeover statute; and two significant shareholders owning more than 15% of the common stock. In reviewing Little Switzerland's defensive profile, Lehman Brothers also noted the following weaknesses:

         -        lack of a shareholder rights plan;

         - two out of its total board members were representatives of Tiffany;

         - no requirement for super-majority voting to approve transactions with interested stockholders;

         - ability for special shareholder meetings to be called by a majority of shareholders; and

         - no requirement for super-majority voting to amend provisions of Little Switzerland's certificate of incorporation or by-laws.

      The last two sentences of the ninth paragraph of that section, appearing on page 15 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      The analysis notes that two of Little Switzerland's stockholders, Seymour Holtzman and Donald Sturm, control over 15% of the Company's diluted shares, representing nearly 26% of the Shares not held by Tiffany. Lehman Brothers noted that the stock ownership analysis indicated that if Tiffany intended to take Little Switzerland private, Tiffany would need the support of Messrs. Holtzman and Sturm. Lehman Brothers indicated that they viewed this as a factor that might make the completion of the Offer potentially more difficult. Lehman Brothers also noted that Tiffany holds two out of five seats on the Board of Directors.

      The first sentence of the eleventh paragraph of that section, appearing on page 15 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      The engagement of Lehman Brothers in connection with the proposed merger was formalized by an engagement letter dated June 13, 2002 between Tiffany and Lehman Brothers pursuant to which Tiffany has agreed to pay Lehman Brothers a cash fee of $600,000, $500,000 of which is contingent upon consummation of the Offer.

      We amend the section entitled "Special Factors - Little Switzerland Financial Projections," beginning on page 15 of the Offer to Purchase as follows:

      The fourth paragraph of that section, appearing on page 16 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      The Little Switzerland Projections were based on assumptions concerning Little Switzerland's capital expenditures, business prospects and other revenue and operating assumptions, including increasing consumer confidence levels, positive attitudes towards flying and cruise taking and fair weather in the Caribbean. The margins set forth in the table above and the sales growth rate reflected in the table were based on these assumptions. The specifics as to these assumptions were not disclosed in writing, but were discussed orally by Little Switzerland management in their presentation to the Little Switzerland Board of Directors. Tiffany believes these projections generally are aggressive and are unlikely to be achieved. Tiffany accordingly has not relied on them in its consideration of the Offer.

      We amend the section entitled "The Offer - Terms of the Offer," beginning on page 20 of the Offer to Purchase as follows:

      The last two sentences of the third paragraph of that section, appearing on page 20 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      If Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offering Period and not withdrawn, and, on the terms and subject to the conditions of the Offer, including but not limited to the Offer Conditions, it will promptly pay for all Shares so accepted for payment. If there is a Subsequent Offering Period (as defined herein), all Shares tendered during the Offering Period will be immediately accepted for payment and promptly paid for following the expiration thereof (and may not be withdrawn during the Subsequent Offering Period) and Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for on a rolling basis as they are tendered. Purchaser confirms that its reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

      We amend the section entitled "The Offer - Terms of the Offer," beginning on page 20 of the Offer to Purchase as follows:

      The last two sentences of the sixth paragraph of that section, appearing on page 21 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      If there is a Subsequent Offering Period, all Shares tendered during the Offering Period will be immediately accepted for payment and promptly paid for following the expiration thereof (and may not be withdrawn during the Subsequent Offering Period) and Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for on a rolling basis as they are tendered. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (not beyond a total of 20 business days) by giving oral or written notice of such extension to the Depositary and making an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the Subsequent Offering Period. During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. See Section 4, "The Offer - Rights of Withdrawal."

      We amend the section entitled "The Offer - Acceptance for Payment and Payment for Shares," beginning on page 21 of the Offer to Purchase as follows:

      The second sentence of the first paragraph of that section, appearing on page 21 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      If there is a Subsequent Offering Period, all Shares tendered during the Offering Period will be immediately accepted for payment and promptly paid for following the expiration thereof (and may not be withdrawn during the Subsequent Offering Period) and Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for on a rolling basis as they are tendered.

      We amend the section entitled "The Offer - Certain Information Concerning Little Switzerland," beginning on page 28 of the Offer to Purchase as follows:

      The first sentence of the seventh paragraph of that section, appearing on page 30 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Little Switzerland's Annual Report on Form 10-K for the years ended May 25, 2002 and May 26, 2001 and the unaudited consolidated interim financial information contained in Little Switzerland's Quarterly Reports on Form 10-Q for the quarterly periods ended February 23, 2002 and February 24, 2001, including the notes thereto.

      We amend the section entitled "The Offer - Certain Effects of the Offer," beginning on page 37 of the Offer to Purchase as follows:

      The following two paragraphs are added after the fifth paragraph of that section:

      Certain Effects of the Offer and Merger on Purchaser, International and Tiffany. The purchase of the Shares by the Purchaser pursuant to the Offer and the subsequent Merger will increase our interest in the net book value and net earnings of Little Switzerland from 45% to 100%. The purchase of the Shares by the Purchaser pursuant to the Offer and the subsequent Merger will be disregarded for federal income tax purposes, and the transactions will be treated as a purchase of the Shares by International. Such deemed purchase will not result in any federal income tax liability being incurred by Purchaser, International or Tiffany.

      For a discussion of Purchaser's, International's and Tiffany's purposes and reasons for the Offer and Merger and the anticipated effects of the Offer and Merger on Purchaser, International and Tiffany see "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland" and "Special Factors - Tiffany's Ownership and Operating Relationships with Little Switzerland."

      We amend the section entitled "The Offer - Certain Conditions of the Offer," beginning on page 34 of the Offer to Purchase as follows:

      The last word of subsection (c)(iii) of that section, appearing on page 34 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      stockholders



ITEM 13.  ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3

   ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      Item 6 of Schedule TO is hereby amended and supplemented by including the following:

      We amend the section entitled "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," beginning on page 11 of the Offer to Purchase as follows:

      The seventh paragraph of that section, appearing on page 11 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      As of May 25, 2002, there were outstanding options to purchase 1,524,500 Shares, of which options to purchase 1,235,167 shares were exercisable. All of these options were issued to employees and directors of Little Switzerland pursuant to its incentive option plans (except for certain of the Holtzmans' options). In the event of the Merger, the option holders will be provided notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their options. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their terms. As a result of such options' terms, option holders may choose to exercise their options after the Offer is completed and before the Merger which could result in the aggregate ownership by Tiffany and its subsidiaries of the outstanding Shares falling below 90%. In that event, Purchaser may decide to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer price.

      We amend the section entitled "The Offer - Certain Effects of the Offer," beginning on page 37 of the Offer to Purchase as follows:

      The following 2 paragraphs are added after the fifth paragraph of that section:

      Certain Effects of the Offer and Merger on Purchaser, International and Tiffany. The purchase of the Shares by the Purchaser pursuant to the Offer and the subsequent Merger will increase our interest in the net book value and net earnings of Little Switzerland from 45% to 100%. The purchase of the Shares by the Purchaser pursuant to the Offer and the subsequent Merger will be disregarded for federal income tax purposes, and the transactions will be treated as a purchase of the Shares by International. Such deemed purchase will not result in any federal income tax liability being incurred by Purchaser, International or Tiffany.

      For a discussion of Purchaser's, International's and Tiffany's purposes and reasons for the Offer and Merger and the anticipated effects of the Offer and Merger on Purchaser, International and Tiffany see "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland" and "Special Factors - Tiffany's Ownership and Operating Relationships with Little Switzerland."

   ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE TRANSACTION

      Item 7 of Schedule TO is hereby amended and supplemented by including the following:

      We amend the section entitled "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," beginning on page 11 of the Offer to Purchase as follows:

      The seventh paragraph of that section, appearing on page 11 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      As of May 25, 2002, there were outstanding options to purchase 1,524,500 Shares, of which options to purchase 1,235,167 shares were exercisable. All of these options were issued to employees and directors of Little Switzerland pursuant to its incentive option plans (except for certain of the Holtzmans' options). In the event of the Merger, the option holders will be provided notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their options. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their terms. As a result of such options' terms, option holders may choose to exercise their options after the Offer is completed and before the Merger which could result in the aggregate ownership by Tiffany and its subsidiaries of the outstanding Shares falling below 90%. In that event, Purchaser may decide to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer price.

   ITEM 8.  FAIRNESS OF THE GOING-PRIVATE TRANSACTION

      Item 8 of Schedule TO is hereby amended and supplemented by including the following:

      The title and first two paragraphs of that section, appearing on pages 12 and 13 of the Offer to Purchase, are deleted and replaced in their entirety with the following:

      PURCHASER'S, INTERNATIONAL'S AND TIFFANY'S POSITION REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

      We believe the Offer and the Merger are fair to Little Switzerland's stockholders who are not affiliated with Little Switzerland, Purchaser, Tiffany or the Holtzmans. We base our belief on our observations of the following factors, each of which, in our judgment, supports our view as to the fairness of the Offer and the Merger. We did not observe any factors which, in our judgment, weighed against the fairness of the Offer and Merger to Little Switzerland's stockholders who are not affiliated with Little Switzerland, Purchaser, Tiffany or the Holtzmans.

o The $2.40 per Share cash consideration payable in the Offer represents an approximately 73% premium to the closing price on August 12, 2002, the last trading day prior to public announcement of the Offer, and represents a 92% premium to the $1.25 per Share paid by Tiffany in May 2001 in connection with its initial investment in Little Switzerland. We believe that the size of such premiums indicates that the Offer and Merger are fair.

o The Offer is conditioned on the tender of at least a majority of the Shares not owned by Tiffany or the Holtzmans -- the Majority of the Minority Condition. Satisfaction of this condition will require that at least approximately 3,800,000 Shares of the approximately 7,600,000 outstanding Shares not owned by Tiffany or the Holtzmans (more than 50% of such Shares) are tendered. We believe that the Offer is fair because it includes the Majority of the Minority Condition which grants Little Switzerland's unaffiliated stockholders meaningful opportunity to determine how the Offer and Merger should proceed.

o The Offer is conditioned on the tender of a sufficient number of Shares so that, after the Shares are purchased pursuant to the Offer and the stock purchase agreement with the Holtzmans, we would own at least 90% of the outstanding Little Switzerland common stock on a fully-diluted basis -- the Minimum Condition. Satisfaction of this condition will require that at least approximately 7,100,000 of the Shares not owned by us or the Holtzmans are tendered. We believe that the Offer is fair because the Minimum Condition makes the Offer and Merger subject to the condition that a supermajority of Little Switzerland's unaffiliated stockholders tender their Shares.

o The Offer and the Merger provides Little Switzerland's stockholders a substantially greater opportunity to sell their holdings in Little Switzerland at a premium than has been available in the public market, where historically low volumes of trading have greatly limited liquidity. We believe that the Offer and Merger are fair because they provide Little Switzerland's unaffiliated stockholders liquidity at a more favorable price than would otherwise have been available.

o Tiffany's ownership of approximately 45% of the currently outstanding Shares and the location of a significant portion of Little Switzerland's assets outside the United States may have limited the financing alternatives available to Little Switzerland and thereby made it less likely that Little Switzerland would have the ability to raise the capital necessary to grow its business. We believe that the Offer and Merger are fair because, without such additional growth, we believe it is unlikely that Little Switzerland's unaffiliated stockholders would have an opportunity to sell their Shares on terms and conditions more favorable than those of the Offer and Merger.

o Little Switzerland stockholders who elect not to tender their Shares in the Offer will receive the same consideration in the Merger that we pay in the Offer, subject to their right to dissent from the Merger and demand an appraisal of the fair value of their Shares under the DGCL. We believe that the Offer and Merger are fair because Little Switzerland's unaffiliated stockholders are not forced into tendering into the Offer as a result of the risk of being treated less favorably if they fail to tender.

o The fact that, prior to our initial investment in Little Switzerland, Little Switzerland attempted unsuccessfully to find a merger partner or a strategic investor indicated to us that the Offer and Merger are fair because it is unlikely that an alternate proposal on terms and conditions more favorable than those of the Offer and Merger would be offered by a potential merger partner or strategic investor.

o The fact that the Holtzmans, who have a representative on the Board of Directors of Little Switzerland and are therefore in a superior position with respect to knowledge of the operations and business of Little Switzerland, have agreed to sell their Shares to us on terms and conditions identical to those of the Offer lead us to believe that the Offer is fair to Little Switzerland's unaffiliated stockholders who will receive the same consideration.

o The materials prepared by Lehman Brothers and discussed with selected management of Tiffany on June 5, 2002 regarding the potential purchase by Tiffany of the publicly held Shares, including the relatively low historical trading prices and volumes of Little Switzerland common stock over various periods between May 23, 1997 and May 24, 2002 and the fact that the Offer price represents a significant premium to the book value of the equity of Little Switzerland. See "Special Factors - Report of Lehman Brothers to the Board of Directors of Tiffany." Each of the foregoing observations lead us to believe that the Offer and Merger are fair to Little Switzerland's unaffiliated stockholders.

We believe that each of the foregoing observations is relevant to all Little Switzerland stockholders who are not affiliated with Little Switzerland, the Holtzmans or us.

   ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

      Item 9 of Schedule TO is hereby amended and supplemented by including the following:

      We amend the section entitled "Special Factors - Report of Lehman Brothers To Selected Members of Management Of Tiffany," beginning on page 13 of the Offer to Purchase as follows:

      The second sentence of the first paragraph of that section, appearing on page 13 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      However, Lehman Brothers did prepare materials that were presented to selected members of management.

      The following three sentences are added after the third sentence of the first paragraph of that section:

      An initial version of this presentation was made on December 10, 2001, and a final version was forwarded to members of Tiffany management on May 29, 2002, and presented by Lehman Brothers on June 5, 2002. The initial version was substantially the same as the final version, which updated certain trading and financial information and included the recent developments on the transaction. The final version of this presentation, dated May 29, 2002 and presented to selected members of Tiffany management on June 5, 2002, is described below.

      The third sentence of the second paragraph of that section, appearing on page 13 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      THIS PRESENTATION SHOULD NOT BE DEEMED TO CONSTITUTE AN OPINION THAT THE $2.40 PRICE PER SHARE CONSIDERATION TO BE OFFERED TO THE LITTLE SWITZERLAND STOCKHOLDERS (OTHER THAN TIFFANY AND ITS AFFILIATES) IS FAIR, FROM A FINANCIAL POINT OF VIEW OR OTHERWISE, TO SUCH STOCKHOLDERS, TO TIFFANY, OR TO ANY OTHER PERSON.

      The following paragraph is added after the fourth paragraph of that section:

      Company History and Sapphire Presence. Lehman Brothers noted that Little Switzerland was spun-off by its parent, Town & Country Corporation, in July 1991. Lehman Brothers reviewed Little Switzerland's retail store locations, which peaked at 27 in 1996, and currently total 19 stores in six Caribbean destinations and Alaska. Lehman Brothers noted that since Little Switzerland's primary competitors are independently-owned merchants, Little Switzerland is well-positioned to benefit from its relative scale and exclusive distribution arrangements with certain luxury brands.

      The fifth paragraph of that section, appearing on page 14 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      Stock Price Performance Analysis and Trading History. Using publicly available information, Lehman Brothers compiled data to form four graphs of stock price performance and historical trading data for Little Switzerland and its Peer Group. Graph one depicts stock price performance for Little Switzerland and the Peer Group, also called the Lehman Brothers Small-Cap Luxury Retail Composite, for the period May 23, 1997 to May 24, 2002. Lehman Brothers noted that as of May 24, 2002, Little Switzerland was trading at $1.84, a 25% discount to its 52-week high, and a 1% premium to its 52-week average. During the five year period depicted in the graph, the stock price for Little Switzerland decreased 69% and the stock price for the Peer Group increased approximately 80%. Graph two depicts stock price performance for Little Switzerland for the period May 23, 1997 to May 24, 2002. Little Switzerland's highest trading value during that five year period was $8.00 on April 30, 1998 and its lowest trading value was $0.22 on October 21, 1999. Graph three depicts the one year historical trading volume analysis; the highest quantity of stock (39% of the volume traded in the past year) was traded when the stock was in the $1.76-$1.93 range, and the lowest quantity of stock (2% of total volume) was traded when the stock was in the $2.12-$2.29 range. Graph four depicts the five year historical trading volume analysis; the highest quantity of stock (37% of total volume traded in the past 5 years) was traded when the stock was in the $0.22-$1.33 range, and the lowest quantity of stock (2% of total volume) was traded when the stock was in the $4.67-$5.77 range.

      The last three sentences of the sixth paragraph of that section, appearing on page 14 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      The results of Lehman Brothers' review of this information were as follows:


                                  ENTERPRISE VALUE/LTM                  EQUITY MARKET VALUE/
                                  --------------------                  --------------------       TOTAL DEBT/      TOTAL DEBT/
                         REVENUE        EBITDA          EBIT          LTM NI        BOOK VALUE     TOTAL CAP        LTM EBITDA
                         -------        ------          ----          ------        ----------     ---------        ----------
 Peer Group Average       0.60x          10.0x          10.9x          15.6x           1.17x         35.4%            2.0x
 Peer Group Median        0.54x          8.7x           10.7x          11.6x           0.91x         33.8%            2.1x
 Little Switzerland       0.66x           NM             NM             NM             1.63x         28.4%            NM

      The following sentence and bullet points are added after the first sentence of the seventh paragraph of that section, appearing on page 14 of the Offer to Purchase:

      The transactions reviewed by Lehman Brothers were as follows (listed by acquiror/target and announcement date):

-        Finlay Enterprises / Diamond Park Fine Jewelers (9/3/97)

-        Marc Orian / Pop Bijoux (9/24/97)

-        Jan Bell Marketing / Mayor's Jewelers Inc. (2/18/98)

-        Marks Brothers Jewelers / Carlye & Co.-Jewelry Stores (6/22/98)

-        Zale Corp. / Peoples Jewellers Ltd. (3/16/99)

-        Mildghosts Ltd. / Goldsmiths Group PLC (3/18/99)

-        Finlay Enterprises / Jay B Rudolph Inc. (2/11/00)

-        Sunglass Hut International / Watch World International (5/4/00)

-        Zale Corp. / Piercing Pagoda Inc. (8/11/00)

-        Tiffany / Little Switzerland (45% interest) (4/10/01)

      The following two sentences are added to the end of the seventh paragraph of that section, appearing on page 14 of the Offer to Purchase:

      At $2.40 per Little Switzerland share, the multiple of transaction value to Little Switzerland's LTM revenue was 0.83x. The multiples of transaction value to Little Switzerland's LTM EBITDA and LTM EBIT were not meaningful due to negative LTM EBITDA and LTM EBIT.

      The following paragraph is added after the seventh paragraph of that section:

      Purchase Price Ratio Analysis. Lehman Brothers used the purchase price ratio analysis to provide enterprise value multiples and equity value multiples of key operating statistics for a range of transaction values. Lehman Brothers used the current market price and a range of possible offer price per share of common equity to calculate the enterprise value for Little Switzerland, Lehman Brothers then calculated the ratio of enterprise value to revenue, and the ratio of equity value to book value, each for the last twelve months. The results of Lehman Brothers' analysis were as follows:

                                                  CURRENT
                                                  (5/24/02
                                                  $1.84     $2.00        $2.15       $2.25     $2.35     $2.45
                                                  -----     -----        -----       -----     -----     -----
Enterprise Value as a Multiple of LTM Revenue     0.66x     0.70x        0.75x       0.78x     0.81x     0.84x
Equity Value as a Multiple of Book Value          1.63x     1.78x        1.92x       2.01x     2.10x     2.20x

      The first two sentences of the eighth paragraph of that section, appearing on page 15 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      Using publicly available information, Lehman Brothers provided a summary of recent changes to Little Switzerland's anti-takeover provisions, including actions to eliminate staggered election periods for members of Little Switzerland's Board of Directors; to eliminate the requirement for super-majority voting to engage in certain transactions with an interested stockholder (defined as a holder of 15% or more of the voting securities of Little Switzerland); to allow special shareholder meetings to be called by a majority of shareholders and to eliminate the requirement for super-majority voting to amend provisions of Little Switzerland's certificate of incorporation or by-laws. Lehman Brothers also provided a summary of Little Switzerland's defense profile, which included the following strengths: blank check preferred stock; the protections of the Delaware takeover statute; and two significant shareholders owning more than 15% of the common stock. In reviewing Little Switzerland's defensive profile, Lehman Brothers also noted the following weaknesses:

         -        lack of a shareholder rights plan;

         - two out of its total board members were representatives of Tiffany;

         - no requirement for super-majority voting to approve transactions with interested stockholders;

         - ability for special shareholder meetings to be called by a majority of shareholders; and

         - no requirement for super-majority voting to amend provisions of Little Switzerland's certificate of incorporation or by-laws.

      The last two sentences of the ninth paragraph of that section, appearing on page 15 of the Offer to Purchase are deleted and replaced in their entirety with the following:

      The analysis notes that two of Little Switzerland's stockholders, Seymour Holtzman and Donald Sturm, control over 15% of the Company's diluted shares, representing nearly 26% of the Shares not held by Tiffany. Lehman Brothers noted that the stock ownership analysis indicated that if Tiffany intended to take Little Switzerland private, Tiffany would need the support of Messrs. Holtzman and Sturm. Lehman Brothers indicated that they viewed this as a factor that might make the completion of the Offer potentially more difficult. Lehman Brothers also noted that Tiffany holds two out of five seats on the Board of Directors.

      The first sentence of the eleventh paragraph of that section, appearing on page 15 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      The engagement of Lehman Brothers in connection with the proposed merger was formalized by an engagement letter dated June 13, 2002 between Tiffany and Lehman Brothers pursuant to which Tiffany has agreed to pay Lehman Brothers a cash fee of $600,000, $500,000 of which is contingent upon consummation of the Offer.

ITEM 13. FINANCIAL STATEMENTS

      Item 13 of Schedule TO is hereby amended and supplemented by including the following:

     (a)(1) The audited consolidated financial statements of Little Switzerland, Inc. as of and for the fiscal year ended May 25, 2002, are incorporated herein by reference to the Financial Statements and Supplementary Data section included as Item 8 to Little Switzerland, Inc.'s Annual Report on Form 10-K for the fiscal year ended May 25, 2002 filed with the SEC on May 26, 2002.

ITEM 16. EXHIBITS

      Item 16 of Schedule TO is hereby amended and supplemented by including the following:

      The following exhibit is added as an exhibit to this Item 16:

      (c)(1) Report of Lehman Brothers Inc. to Selected Members of Management of Tiffany dated December 10, 2001.

                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         TIFFANY & CO.

                                         By: /s/ PATRICK B. DORSEY
                                             --------------------------------
                                         Name: Patrick B. Dorsey
                                         Title: Senior Vice President,
                                         Secretary and General Counsel


                                         TIFFANY & CO. INTERNATIONAL

                                         By: /s/ PATRICK B. DORSEY
                                             --------------------------------
                                         Name: Patrick B. Dorsey
                                         Title: Vice President and Secretary


                                         TSAC CORP.

                                         By: /s/ PATRICK B. DORSEY
                                             --------------------------------
                                         Name: Patrick B. Dorsey
                                         Title: Secretary and Treasurer

Dated: August 29, 2002


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